                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 39)

                             NATIONAL REALTY, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Units of Limited Partnership Interest ("Units")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  637353-30-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Robert A. Waldman
                     10670 N. Central Expressway, Suite 600
                              Dallas, Texas 75231
                                 (214) 692-4758
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 June 15, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637353-30-1

--------------------------------------------------------------------------------
   1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                American Realty Trust, Inc., FEI No. 54-0697989
--------------------------------------------------------------------------------
   2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------
   3)  SEC Use Only
--------------------------------------------------------------------------------
   4)  Source of Funds (See Instructions)                   WC
--------------------------------------------------------------------------------
   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6)  Citizenship or Place of Organization                 Georgia
--------------------------------------------------------------------------------
   Number of      7)       Sole Voting Power                284,434
   Shares Bene-   --------------------------------------------------------------
   ficially       8)       Shared Voting Power              -0-
   Owned by       --------------------------------------------------------------
   Each Report-   9)       Sole Dispositive Power           284,434
   ing Person     --------------------------------------------------------------
   With           10)      Shared Dispositive Power         -0-
--------------------------------------------------------------------------------
   11) Aggregate Amount Beneficially Owned by Each Reporting Person     284,434
--------------------------------------------------------------------------------
   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
   13) Percent of Class Represented by Amount in Row (11)        4.5%
--------------------------------------------------------------------------------
   14) Type of Reporting Person (See Instructions)               CO

CUSIP No. 637353-30-1

--------------------------------------------------------------------------------
   1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Basic Capital Management, Inc. FEI No. 75-2332719
--------------------------------------------------------------------------------
   2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------
   3)  SEC Use Only
--------------------------------------------------------------------------------
   4)  Source of Funds (See Instructions)                   WC
--------------------------------------------------------------------------------
   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6)  Citizenship or Place of Organization                 Nevada
--------------------------------------------------------------------------------
   Number of      7)       Sole Voting Power                820,675
   Shares Bene-   --------------------------------------------------------------
   ficially       8)       Shared Voting Power              -0-
   Owned by       --------------------------------------------------------------
   Each Report-   9)       Sole Dispositive Power           820,675
   ing Person     --------------------------------------------------------------
   With           10)      Shared Dispositive PoweR         -0-
--------------------------------------------------------------------------------
   11) Aggregate Amount Beneficially Owned by Each Reporting Person     820,675
--------------------------------------------------------------------------------
   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
   13) Percent of Class Represented by Amount in Row (11)        13.0%
--------------------------------------------------------------------------------
   14) Type of Reporting Person (See Instructions)               CO

CUSIP No. 637353-30-1

--------------------------------------------------------------------------------
   1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                     ART Holdings, Inc. FEI No. 75-2663476
--------------------------------------------------------------------------------
   2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------
   3)  SEC Use Only
--------------------------------------------------------------------------------
   4)  Source of Funds (See Instructions)                   WC
--------------------------------------------------------------------------------
   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6)  Citizenship or Place of Organization                 Nevada
--------------------------------------------------------------------------------
   Number of      7)       Sole Voting Power               3,268,535
   Shares Bene-   --------------------------------------------------------------
   ficially       8)       Shared Voting Power             -0-
   Owned by       --------------------------------------------------------------
   Each Report-   9)       Sole Dispositive Power          3,268,535
   ing Person     --------------------------------------------------------------
   With           10)      Shared Dispositive Power        -0-
--------------------------------------------------------------------------------
   11) Aggregate Amount Beneficially Owned by Each Reporting Person   3,268,535
--------------------------------------------------------------------------------
   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
   13) Percent of Class Represented by Amount in Row (11)        51.7%
--------------------------------------------------------------------------------
   14) Type of Reporting Person (See Instructions)               CO

ITEM 1.  SECURITY AND ISSUER

       This Amendment to Statement on Schedule 13D relates to the shares of Units of Limited Partnership Interest ("Units") of NATIONAL REALTY, L.P., a Delaware limited partnership (the "Partnership" or the"Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 38 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. The principal executive offices of TCI are located at 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. The CUSIP number of the Units is 637353-30-1.

       This Amendment No. 39 to Schedule 13D is being filed due to changes in the ownership of Units by BCM, part of which resulted from margin sales by brokers of Units held in margin accounts of BCM.

ITEM 2. IDENTITY AND BACKGROUND

       Item 2 of the Amended Statement is hereby further amended as follows:

       This Amendment is being filed on behalf of American Realty Trust, Inc., a Georgia corporation ("ART"), Basic Capital Management, Inc., a Nevada corporation ("BCM"), and ART Holdings, Inc., a Nevada corporation ("AHI"), each of which have their principal executive offices located at 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. All of ART, BCM, and AHI are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is the largest shareholder of, and serves as the Advisor to, ART. AHI is a wholly-owned subsidiary of ART established for the sole purpose of holding record ownership of the Units beneficially owned by ART.

       I. ART is a real estate investment company organized and existing as a Georgia corporation engaged in the business of investing in and originating mortgage loans and investing in real estate. ART's principal business activities include investments in real estate and in other business ventures. The name, business address and capacity with ART of each of the executive officers or directors of ART are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America.

       II. BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate and investment trusts and other real estate entities. The name, business address and capacity with BCM of each of the executive officers or directors of BCM are set forth on Schedule 2 attached hereto. Each of the individuals listed on
Schedule 2 is a citizen of the United States of America.

       III. AHI is a corporation organized and existing under the laws of the State of Nevada. AHI is a wholly-owned subsidiary of ART. AHI's principal business activity is the holding of record ownership of Shares beneficially owned by ART. The name, business address and capacity with AHI of each of the executive officers or directors of AHI are set forth on Schedule 3 attached hereto. Each of the individuals listed on Schedule 3 is a citizen of the United States of America.

       Individuals whose names are not listed on Schedules 1, 2, 3 or 4 who may have previously been referred to as executive officers or directors of ART, BCM, or, respectively in Amendment No. 38 to Schedule 13D no longer occupy those positions, each having resigned or been removed prior to the date of this Amendment.

       (d) During the last five years, none of ART, BCM, AHI, nor any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

       (e) During the last five years, none of ART, BCM, AHI, nor any of their respective executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       The consideration paid to purchase the Units described in Item 5 below is from working capital of each of the Reporting Persons and no part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Units. Each of the Reporting Persons have in the past and may in the future, utilized margin accounts with various brokerage firms which accounts may, from time to time, have debit balances and include certain of the Units. Since other securities are held in such accounts, it may be impracticable at any time to determine the amounts, if any, borrowed with respect to the Units and interest costs vary with applicable costs and account balances. Certain of the matters reported under Item 5 below are dispositions caused by sales from margin accounts by brokerage firms pursuant to the terms of those account agreements according to such brokerage firms.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       Item 5 of the Amended Statement is hereby further amended as follows:

       (a) According to the latest information available from the Issuer, as of May 31, 2000, the total number of issued and outstanding Shares was 6,321,524 Units. As of June 30, 2000, the following Units were owned directly and beneficially by the Reporting Persons set forth below:

          Name                        No. of Units Owned Directly                      Approximate % Class
          ----                        ---------------------------                      -------------------
           ART                                   284,434                                       4.5%
           BCM                                   820,675                                      13.0%
           AHI                                 3,268,535                                      51.7%
                                               ---------                                      -----
         Totals:                               4,373,644                                      69.2%
                                               =========                                      =====

       Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of ART may be deemed to beneficially own the number of Units owned by ART and AHI described above; each of the directors of BCM may be deemed to beneficially own the Units held directly by BCM. Those individuals and the number of Units deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

                                                               No. of Units                  % of
Name of Director                    Entity                   Beneficially Owned              Class
----------------                    ------                   ------------------              -----
Karl L. Blaha                     ART and AHI                   3,552,969                    56.2%
Roy E. Bode                           ART                         284,434                     4.5%
Collene C. Currie                     ART                         284,434                     4.5%
Cliff Harris                          ART                         284,434                     4.5%
Joseph Mizrachi                       ART                         284,434                     4.5%
Robert A. Waldman                     AHI                       3,268,535                    51.7%
Mickey Ned Phillips                   BCM                         820,675                    13.0%
Ryan T. Phillips                      BCM                         820,675                    13.0%
                                                                ---------                    -----
Total Units beneficially
owned by Reporting Persons and
individuals listed above:                                       4,373,644                    69.2%
                                                                =========                    =====



       (b) Each of the directors of ART share voting and dispositive power over the 284,434 Units held by ART. The directors of BCM have shared voting and dispositive power over the 820,675 Units held by BCM. Each of the directors of AHI share voting and dispositive power over the 3,268,535 Units held by AHI.

       (c) During the 60 calendar days ended June 30, 2000, except for the transactions that are described below, and those transactions previously described in Amendment 38 on Schedule 13D through May 31, 2000, the Reporting Persons and their respective executive officers and directors did not engage in any transaction in the Units or any other equity interests derivative thereof. The following table sets forth the acquisition and disposition transactions in the Units that have been effectuated during the period from June 1, 2000 through June 30, 2000:

                                               No. of
                                               Units
     Reporting                                Acquired        Price per                 Type of
      Person                Date             (Disposed)         Unit                  Transaction
     ---------              ----             ----------       ---------               -----------
        BCM               06/01/00               500           $17.75            Open Market Purchase
        BCM               06/05/00             3,700           $17.875           Open Market Purchase
        BCM               06/05/00               600           $17.875           Open Market Purchase
        BCM               06/13/00               800           $16.75            Open Market Purchase
        BCM               06/13/00             4,500           $16.75            Open Market Purchase
        BCM               06/15/00            (7,100)          $ 8.398                     *
        BCM               06/15/00            (5,600)          $ 8.324                     *
        BCM               06/27/00           (10,000)          $ 7.125                     *
        BCM               06/30/00              (700)          $ 7.06                      *

----------

       * Under varying arrangements during the period from June 15, 2000, through June 30, 2000, certain brokerage firms where Units were pledged by ART and BCM allegedly foreclosed upon such arrangements and sold for the account of ART or BCM, as applicable, certain Units pledged as indicated by the dispositions set forth above. Morgan Keegan caused the sale of 7,100 Units from BCM's account, Southwest Securities caused the sale of 5,600 Units from BCM's account, and Chase HQ caused the sale of 10,000 Units from BCM's account.

       (d) No person other than the Reporting Person or its respective Board of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Units held by each of ART, BCM and AHI, subject to the matters set forth in Item 6 below.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Item 6 of the Amended Statement is hereby further amended to read as follows:

       ART has pledged 60,000 Units to David Morgan pursuant to a loan agreement with BankOne. The remaining 224,434 Units owned by ART may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with banks and brokerage firms relating to accounts of ART. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Units, as well as other securities held in such accounts, bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Units and other securities held in such accounts, and it is impracticable at any time to determine the amounts, if any, with respect to the Units and interest costs under such arrangements vary with applicable costs and account balances.

       All 820,675 Units owned by BCM may be deemed to be "collateral" for borrowing pursuant to margin or other account arrangements with banks and brokerage firms relating to accounts of BCM. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Units, as well as other securities held in such accounts, and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Units and other securities held in such accounts, and it is impracticable at any time to determine the amounts, if any, with respect to the Units and interest costs under such arrangements vary with applicable costs and account balances.

       AHI has pledged 120,000 Units in April 2000, as an accommodation pledge for a loan to 261 LP from First Star Bank. AHI has pledged 115,000 Units to First Bank & Trust for a loan to AHI from such bank. The remaining 3,033,535 Units owned by AHI may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with banks and brokerage firms relating to accounts of AHI. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Units, as well as other securities held in such accounts, and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Units and other securities held in such accounts, and it is impracticable at any time to determine the amounts, if any, with respect to the Units and interest costs under such arrangements vary with applicable costs and account balances.

       Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

                                   SIGNATURES

       After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 39 to Statement on Schedule 13D is true, complete and correct.

Dated: July 20, 2000

                                      AMERICAN REALTY TRUST, INC.



                                      By:  /s/ Karl L. Blaha
                                          -------------------------------------
                                          Karl L. Blaha, President



                                      BASIC CAPITAL MANAGEMENT, INC.


                                      By:  /s/ Karl L. Blaha
                                          -------------------------------------
                                          Karl L. Blaha, President



                                      ART HOLDINGS, INC.


                                      By:  /s/ Karl L. Blaha
                                          -------------------------------------
                                          Karl L. Blaha, President

                                   SCHEDULE 1

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                          AMERICAN REALTY TRUST, INC.

                                                                                             PRESENT BUSINESS IN
      NAME AND CAPACITY WITH                                                                 WHICH EMPLOYMENT IS
    AMERICAN REALTY TRUST, INC.                    BUSINESS ADDRESS                               CONDUCTED
Karl L. Blaha, Chairman of the Board of        10670 N. Central Expressway                 President, Basic Capital
Directors, Chief Executive Officer and         Suite 300                                   Management, Inc.
President                                      Dallas, Texas 75231

Roy E. Bode, Director                          2435 E. F.M. 879                            Vice President for Public
                                               Palmer, Texas 75152                         Affairs, University of Texas
                                                                                           Southwestern Medical Center at
                                                                                           Dallas

Collene C. Currie, Director                    6617 Ridgeview Circle                       Assistant Director,
                                               Dallas, Texas 75240                         Cambridge Technology
                                                                                           Partners (CATP: NASDAQ)

Cliff Harris, Director                         2838 Woodside Street                        President, Energy Transfer
                                               Dallas, Texas 75204                         Group, L.L.C.

Joseph Mizrachi, Director                      6971 North Federal Hwy.                     President, PAZ Securities,
                                               Suite 203                                   Inc. and Chairman of the
                                               Boca Raton, Florida 33487                   Board, Third Millennium
                                                                                           Properties, Inc.

Thomas A. Holland, Executive Vice              10670 N. Central Expwy.                     Executive Vice President,
President and Chief Financial Officer          Suite 600                                   Basic Capital Management, Inc.
                                               Dallas, Texas 75231

Bruce A. Endendyk, Executive Vice              10670 N. Central Expwy.                     Executive Vice President,
President                                      Suite 600                                   Basic Capital Management, Inc.
                                               Dallas, Texas 75231

David W. Starowicz, Executive Vice             10670 N. Central Expwy.                     Executive Vice President,
President - Commercial Asset Management        Suite 600                                   Basic Capital Management, Inc.
                                               Dallas, Texas 75231

Steven K. Johnson, Executive Vice              10670 N. Central Expwy.                     Executive Vice President,
President - Residential Asset Management       Suite 600                                   Basic Capital Management, Inc.
                                               Dallas, Texas 75231

Robert A. Waldman, Senior Vice                 10670 N. Central Expwy.                     Senior Vice President, General
President, Secretary and General Counsel       Suite 600                                   Counsel and Secretary, Basic
                                               Dallas, Texas 75231                         Capital Management, Inc.

                                   SCHEDULE 2

                      EXECUTIVE OFFICERS AND DIRECTORS OF

                         BASIC CAPITAL MANAGEMENT, INC.

   NAME AND CAPACITY WITH                                                             PRESENT BUSINESS IN
       BASIC CAPITAL                                                                  WHICH EMPLOYMENT IS
      MANAGEMENT, INC.                           BUSINESS ADDRESS                          CONDUCTED
Ryan T. Phillips, Director                    10670 N. Central Expwy.               President, Signature Asset
                                              Sixth Floor                           Management, Inc.
                                              Dallas, Texas 75231

Mickey Ned Phillips, Director                 264 Rolling Hills Circle              President, Ned Phillips
                                              Gaffney, SC 29340                     Construction Company

Karl L. Blaha, President                      10670 N. Central Expwy.               President, Basic Capital
                                              Suite 300                             Management, Inc.
                                              Dallas, Texas 75231

Thomas A. Holland, Executive Vice             10670 N. Central Expwy.               Executive Vice President, Basic
President and Chief Financial Officer         Suite 600                             Capital Management, Inc.
                                              Dallas, Texas 75231

Clifford C. Towns, Jr., Executive Vice        10670 N. Central Expwy.               Executive Vice President, Basic
President - Finance                           Suite 600                             Capital Management, Inc.
                                              Dallas, Texas 75231

Bruce A. Endendyk, Executive Vice             10670 N. Central Expwy.               Executive Vice President, Basic
President                                     Suite 600                             Capital Management, Inc.
                                              Dallas, Texas 75231

David W. Starowicz, Executive Vice            10670 N. Central Expwy.               Executive Vice President, Basic
President - Commercial Asset Management       Suite 600                             Capital Management, Inc.
                                              Dallas, Texas 75231

Steven K. Johnson, Executive Vice             10670 N. Central Expwy.               Executive Vice President, Basic
President - Residential Asset                 Suite 600                             Capital Management, Inc.
Management                                    Dallas, Texas 75231

Cooper B. Stuart, Executive Vice              10670 N. Central Expwy.               Executive Vice President, Basic
President                                     Suite 600                             Capital Management, Inc.
                                              Dallas, Texas 75231

Robert A. Waldman, Senior Vice                10670 N. Central Expwy.               Senior Vice President, General
President, Secretary and General              Suite 600                             Counsel and Secretary, Basic
Counsel                                       Dallas, Texas 75231                   Capital Management, Inc.

                                   SCHEDULE 3

                      EXECUTIVE OFFICERS AND DIRECTORS OF

                               ART HOLDINGS, INC.

    NAME AND CAPACITY WITH ART                                                         PRESENT BUSINESS IN WHICH
          HOLDINGS, INC.                          BUSINESS ADDRESS                      EMPLOYMENT IS CONDUCTED
Karl L. Blaha, President and Director         10670 N. Central Expwy.                President, Basic Capital
                                              Suite 600                              Management, Inc.
                                              Dallas, Texas 75231

Robert A. Waldman, Director and               10670 N. Central Expwy.                Senior Vice President, General
Secretary                                     Suite 600                              Counsel and Secretary, Basic
                                              Dallas, Texas 75231                    Capital Management, Inc.

Thomas A. Holland, Vice President and         10670 N. Central Expwy.                Executive Vice President and Chief
Chief Financial Officer                       Suite 600                              Financial Officer, Basic Capital
                                              Dallas, Texas 75231                    Management, Inc.